Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON ESTIMATED PROFIT INCREASE FOR THE YEAR 2013

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2013 may increase by approximately 120% as compared to the net profit attributable to equity holders of the Company for the year 2012. The Company’s preliminary financial estimates for the year 2013 contained in this announcement have not been audited and may be different from the audited financial information. Detailed audited financial information of the Company for the year 2013 will be disclosed in the Company’s 2013 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2013 to 31 December 2013

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2013 may increase by approximately 120% as compared to the net profit attributable to equity holders of the Company for the year 2012.

3.	The estimated results have not been audited.

Commission File Number 001-31914

II.	Results for the year 2012 (audited)

1.	Net profit attributable to equity holders of the Company: RMB11,061 million

2.	Earnings per share (basic and diluted): RMB0.39

III.	Reasons for estimated increase in results

The estimated increase in the results for the year 2013 is mainly attributable to the increase in investment income and the relatively low base recorded in 2012.

IV.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the year 2013 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the 2013 annual results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed audited financial information of the Company for the year 2013 will be disclosed in the Company’s 2013 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 January 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang